Exhibit 99.1

BRAINSWAY LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED UNAUDITED INTERIM

FINANCIAL STATEMENTS

JUNE 30, 2026

U.S. DOLLARS IN THOUSANDS

1

BRAINSWAY LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands (except share and per share data)

	Note	June 30, 2026	December 31, 2025
		Unaudited	Audited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		62,108	$67,700
Restricted cash		251	251
Trade receivables, net		7,032	4,111
Inventory, net	3	7,310	6,523
Other current financial assets		1,060	1,432
Other current assets		3,663	3,807
Total current assets		81,424	83,824

NON-CURRENT ASSETS:
System components	4	2,073	1,584
Leased systems, net	4	5,153	4,860
Other property and equipment, net	4	868	788
Right-of-use assets		5,294	5,548
Other long-term assets		2,163	1,931
Other non-current financial assets	5	25,000	14,656
Total non-current assets		40,551	29,367
Total assets		121,975	$113,191

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Trade payables		2,503	$2,428
Deferred revenues		10,232	10,551
Liability in respect of government grants		1,854	1,679
Current maturities of lease liabilities		1,239	1,075
Other accounts payable		6,845	6,762
Total current liabilities		22,673	22,495
NON-CURRENT LIABILITIES:
Deferred revenues		9,826	6,762
Liability in respect of government grants		4,393	5,029
Lease liabilities		5,894	5,742
Total non-current liabilities		20,113	17,533

EQUITY:
Share capital
Ordinary shares of NIS 0.04 par value:
Authorized- 120,000,000 ordinary shares; Issued and outstanding - 40,129,409 ordinary shares on June 30, 2026 and 39,165,805 ordinary shares on December 31, 2025		440	430
Share premium		164,187	162,221
Reserve for share-based payment		2,556	3,506
Currency translation adjustments		(2,188)	(2,188)
Accumulated deficit		(85,806)	(90,806)
Total equity		79,189	73,163
Total equity and liabilities		121,975	$113,191

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

2

BRAINSWAY LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands (except share and per share data)

		For the six months ended June 30,
	Note	2026	2025

Revenues	9a	$32,638	$24,168
Cost of revenues	9b	8,197	6,059
Gross profit		24,441	18,109
Research and development expenses		6,100	4,676
Selling and marketing expenses		9,782	9,102
General and administrative expenses		4,163	3,177
Total operating expenses		20,045	16,955
Operating profit		4,396	1,154
Finance income		2,130	3,414
Finance expense		1,198	1,207
Profit before income taxes		5,328	3,361
Income taxes		328	227
Net profit and total comprehensive income		$5,000	$3,134
Basic net earnings per share		0.13	0.08
Diluted net earnings per share		$0.12	$0.07

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

3

BRAINSWAY LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

	Share capital	Share Premium and other reserves	Reserve for share-based payment	Currency translation adjustments	Accumulated deficit	Total equity
For the six-month period ended June 30, 2026:
Balance as of December 31, 2025	$430	162,221	3,506	(2,188)	(90,806)	73,163
Net profit and total comprehensive income for the period	—	—	—	—	5,000	5,000
Exercise of share-based payment into shares.	10	1,966	(1,976)	—	—	—
Cost of share-based payment	—	—	1,026	—	—	1,026
Balance as of June 30, 2026	$440	164,187	2,556	(2,188)	(85,806)	79,189

	Share capital	Share Premium and other reserves	Reserve for share-based payment	Currency translation adjustments	Accumulated deficit	Total equity
For the six-month period ended June 30, 2025:
Balance as of December 31, 2024	$413	157,597	4,872	(2,188)	(98,381)	62,313
Net profit and total comprehensive income for the period	—	—	—	—	3,134	3,134
Exercise of share-based payment into shares.	2	799	(801)	—	—	—
Expiration of share options	—	2	(2)	—	—	—
Cost of share-based payment	—	—	559	—	—	559
Reclassification of Warrants from liability	—	2,126	—	—	—	2,126
Balance as of June 30, 2025	$415	160,524	4,628	(2,188)	(95,247)	68,132

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

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BRAINSWAY LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (except share and per share data)

	For the six months ended June 30,
	2026	2025
Cash flows from operating activities:
Net profit for the period	$5,000	$3,134
Adjustments to reconcile net profit to net cash used in operating activities:
Adjustments to profit or loss items: Depreciation and amortization	406	371
Depreciation of leased systems	501	411
Impairment and disposal of inventory and system components	(197)	168
Finance income, net	(843)	(2,207)
Cost of share-based payment	1,008	552
Income taxes	328	227
Total adjustments to reconcile profit	1,203	(478)
Changes in asset and liability items:
Decrease (increase) in inventory	(237)	425
Decrease (increase) in trade receivables	(2,921)	827
Decrease in other current assets	30	264
Decrease in other financial assets	729	—
Increase (decrease) in trade payables	74	(1,690)
Increase (decrease) in other accounts payable	44	(838)
Increase in deferred revenues	2,745	14,691
Total changes in asset and liability	464	13,679
Cash (paid) received during the period for:
Interest paid	(350)	(54)
Interest received	1,285	1,748
Income taxes paid	(127)	(636)
Total cash received during the period	808	1,058
Net cash provided by operating activities	7,475	17,393
Cash flows from investing activities:
Purchase of property and equipment and system components	(1,653)	(2,209)
Purchase of financial assets measured at fair value	(10,125)	(5,000)
Investment in short-term bank deposits	—	(10,000)
Investment in short-term deposits	(17)	—
Withdrawal of short-term deposits	7	—
Withdrawal of restricted cash	—	20
Investment in Commission asset	(183)	(636)
Net cash used in investing activities	(11,971)	(17,825)
Cash flows from financing activities:
Repayment of liability in respect of research and development grants	(730)	(641)
Repayment of lease liabilities	(326)	(378)
Net cash used in financing activities	(1,056)	(1,019)
Exchange rate differences on balance of cash and cash equivalents	(40)	18
Decrease in cash and cash equivalents	(5,592)	(1,433)
Cash and cash equivalents at the beginning of the period	67,700	69,345
Cash and cash equivalents at the end of the period	$62,108	$67,912
(a) Significant non-cash transactions:
Right-of-use assets recognized with corresponding lease liability	$177	$197
Change in prepaid expenses recognized with corresponding liability	$—	$1,487

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

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BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1: GENERAL

a.	A general description of the Company and its activity:

BrainsWay Ltd. (the “Company”) is a leader in advanced non-invasive neurostimulation treatments for mental health disorders. The Company is advancing neuroscience with its proprietary Deep Transcranial Magnetic Stimulation (Deep TMS™) platform technology to improve health and transform lives. The Company has obtained from the U.S. Food and Drug Administration (FDA) three cleared indications backed by pivotal studies demonstrating clinically proven efficacy. Current indications include MDD (Major Depressive Disorder), obsessive-compulsive disorder (OCD), and smoking addiction.

The Company received its first commercial Deep TMS product clearance from the FDA in 2013, for the treatment of MDD in adult patients who have failed to achieve satisfactory improvement from anti-depressant medication. In April 2021, the Company received FDA clearance for a shorter innovative MDD treatment and in August 2021, the Company received an additional clearance from the FDA for expansion of the existing MDD clearance to include the non-invasive treatment of anxiety symptoms. In 2022, the Company extended its FDA clearance for MDD (including anxious depression) to the Company’s H7 Coil, also via the 510(k) process. In May 2024, the FDA cleared an expansion of the Company’s MDD clearance allowing for the treatment of patients with late life depression. The expanded clearance covers MDD patients ages 22 to 86, changing the previous upper age limit of 68. In November 2025 the FDA cleared an expanded labeling of the Company’s system to treat adolescent (ages 15-21) MDD indications as an adjunct therapy. Also in 2025, the Company obtained an expansion of its clearance to cover an accelerated treatment protocol for MDD. The Company’s Deep TMS system for MDD is currently marketed to and installed at psychiatrists’ offices and other facilities principally in the United States and in certain other countries throughout the world.

The Company received de novo clearance from the FDA in August 2018 for use of its Deep TMS as an adjunct therapy for adult patients suffering from OCD, and a clearance from the FDA in August 2020 for use of its Deep TMS system as an aid in short-term smoking cessation in adults.

The Company conducts activities through various wholly owned subsidiaries, including BrainsWay, Inc. (“Inc”), Brain R&D Services Ltd. (“Brain R&D”), BrainsWay USA Inc (“USA Inc”) and Tikva LLC (“Tikva”), (collectively the “Group”). Brain R&D and USA Inc. derive revenues from the sale and lease of Deep TMS systems and from related services. Tikva, a wholly owned subsidiary of Inc. formed in Delaware in 2025, makes and holds strategic investments, including in mental health services companies located in the United States and Canada.

b.	The Company has a net profit of $5,000 for the six months ended June 30, 2026. The Company’s management and board of directors believe that the Company has sufficient funding to finance its business activity according to its plans in the foreseeable future.

c.	These unaudited consolidated interim financial statements have been prepared in a condensed format as of June 30, 2026, and for the periods of six months then ended (the “interim consolidated financial statements”). The interim consolidated financial statements should be read in conjunction with the Company's audited annual consolidated financial statements as of December 31, 2025, and for the year then ended and accompanying notes (“annual consolidated financial statements”).

d.	U.S. President Trump’s tariff plan:

In April 2025, the Trump Administration announced a government plan which imposes reciprocal tariffs on the import of goods from numerous countries into the U.S. The overall tariff on the import of goods from Israel to the U.S. is 15%, effective August 2025. The tariff applies solely to the import of goods and not to the import of services. While the Company does not believe that its first half 2026 financial results were materially affected by these developments, economic uncertainty may have an impact on the Company’s market and sales in the USA. If substantial tariffs remain in place, the Company may experience a reduction in US sales and in US revenues. Although the impact of the tariffs is difficult to predict with any certainty, the Company is actively evaluating its options and potential steps that may mitigate the impact of such trade-related circumstances and the impact of trade policy changes on future results remains uncertain.

e.	Effects of the war with Iran:

On February 28, 2026, Israel and the United States launched a joint military operation against strategic targets of the Iranian regime with the objective of eradicating Iran's nuclear and ballistic missile capabilities. The military operation escalated into a war in the entire region, followed by renewed armed conflict between Israel and Hizballah in Israel's northern border. During April 2026, a temporary ceasefire was agreed between Iran and Israel and the United States and thereafter (on April 17, 2026) a 10-day ceasefire between Israel and Lebanon, since then fighting has continued in southern Lebanon and Iran, involving the United States and several countries in the region. The war caused major fluctuations in energy and oil prices and in foreign exchange rates. The fluctuations in energy and oil prices and in foreign exchange rates as well as the shortage of raw materials and personnel and the inaccessibility of local services and resources are all likely to affect numerous enterprises.

NOTE 2: ACCOUNTING POLICIES

Basis of presentation of the financial statements:

These unaudited condensed consolidated interim financial statements (hereafter – the “consolidated interim Financial Statements”) have been prepared in accordance with IAS 34, “Interim Financial Reporting”. They do not include all of the information required for annual Financial Statements and should be read in conjunction with the consolidated Financial Statements of the Company as at and for the year ended December 31, 2025 and the accompanying notes (hereafter – the “annual consolidated financial statements”). These condensed consolidated unaudited interim Financial Statements were approved by the Board of Directors on September 28, 2026.

The accounting policies applied in the preparation of these condensed consolidated unaudited interim Financial Statements are consistent with those followed in the preparation of the annual consolidated financial statements.

NOTE 3: INVENTORY

Provision for impairment of inventory and system components decreased during the first half of 2026, compared with an increase during the corresponding period in 2025, primarily due to the Company’s ongoing process of identifying and disposing of obsolete inventory and the related inventory disposals carried out during the period.

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BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4: SYSTEM COMPONENTS AND LEASED SYSTEMS, NET

During the six-month periods ended June 30, 2026 and 2025, the Company acquired system components, net, totaling $1,528 and $2,100, respectively, and transferred system components to leased systems in the carrying amounts of $1,039 and $1,166, respectively.

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BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5: FINANCIAL INSTRUMENTS

The following table presents the fair value measurement hierarchy for the Group's assets and liabilities. Quantitative disclosures of the fair value measurement hierarchy of the Group's assets and liabilities:

				Fair value hierarchy
	June 30, 2026			December 31, 2025
	Level 2		Level 3	Level 2		Level 3
Assets measured at fair value:
Derivative financial instruments (a)		1,060			1,432
Investments in financial assets measured at fair value through profit and loss (b)	$		25,000	$		14,656

Financial liability measured at fair value through profit and loss	$		240	$		319

a.	Derivative financial instruments

The Company entered into several foreign currency forward contracts to protect against changes in the value of forecasted cash flow relating to salaries and related payments, service providers, and office rent expenses denominated in NIS. These contracts are designated as derivative financial instruments measured at fair value through profit or loss, in accordance with IFRS 9.

During the six months periods ended June 30, 2026, and 2025, the Company recognized a gain of $646, and a loss of $1,443, respectively, on the financial investments denominated in New Israeli Shekels (NIS), due to the appreciation of ILS relative to the U.S. Dollar. The gain was recorded in profit or loss, consistent with the instrument’s classification under IFRS 9.

b.	Significant investments in financial instruments are measured at fair value through profit or loss (Level 3 of fair value hierarchy), using the valuation techniques described below.

The fair value of the financial instruments is determined using a combination of valuation techniques, including Monte Carlo simulations (applied, among others, to Neurolief), including a Least Squares Monte Carlo framework applied to multi-date contractual exercise rights (applied, among others, to Neurolief), option pricing models based on a binomial framework and on a closed-form model, a market approach based on revenue or EBITDA multiples (the revenue multiple approach being applied, among others, to Neurolief, in deriving the enterprise value used in its Monte Carlo simulation), and, for investments completed shortly before the reporting date, calibration to the price of the recent transaction.

The Monte Carlo simulations incorporate significant unobservable inputs such as a weighted average cost of capital (WACC) with a weighted average rate of 21.61% (primarily attributable to Neurolief, for which a WACC of 20.83% was applied), expected enterprise-value volatility assumptions ranging up to 77.85% (the upper end of the range being attributable to Neurolief, for which volatility of 77.41%-77.85% was applied) with a weighted average of 64.93% (primarily attributable to Neurolief, for which volatility of approximately 77.6% was applied, and to Stella), and a risk-free interest rate with a weighted average of 4.08% (primarily attributable to Neurolief, for which rates of 3.98%–4.15% were applied, and to Stella). The option pricing models rely on significant unobservable inputs including expected enterprise-value volatility of 46.65% and a risk-free interest rate with a weighted average of 4.24%. In addition, the market approach applies revenue multiples as a significant unobservable input, which were determined based on comparable market data and resulted in a weighted average multiple of 2.13 (primarily attributable to Neurolief, for which a multiple of 2.57x was applied, and to Stella), as well as an EV/EBITDA multiple of 6.5 applied to one investment. For that investment, a probability-weighted scenario analysis was applied, using probabilities of 59%, 40% and 1% assigned to the low, base and ideal scenarios, respectively. Changes in these assumptions could result in material changes to the fair value measurements.

	June 30,	December 31,
	2026	2025
Financial assets at fair value through profit or loss:

Neurolief (1)	$11,452	$5,366
Stella	5,631	5,000
Axis (2)	2,608	2,377
Tangient (3)	1,713	1,538
Hopemark (4)	1,515	—
BrainStim (5)	1,063	—
Active Recovery (6)	500	—
DGR	268	250
Radial (7)	250	125

Total financial assets at fair value through profit or loss	25,000	14,656

Financial liabilities at fair value through profit or loss:

Neurolief (1)	(240)	(319)

Total financial liabilities at fair value through profit or loss	(240)	(319)

	For the six months ended June 30, 2026	For the year ended December 31, 2025

Balance as of January 1,	14,656	—
Investment in financial instruments	10,125	14,494
Gain from remeasurement to fair value through profit or loss	219	162

Balance as of the end of the period	25,000	14,656

1.	Further to Note 12(d) to the Company’s annual consolidated financial statements as of December 31, 2025, on March 23, 2026, the Company completed the second investment in Neurolief in the form of a $6 million convertible loan, following the achievement of the applicable FDA approval milestone.

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BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5: FINANCIAL INSTRUMENTS (cont’d)

1.	Further to Note 12(d) to the Company's annual consolidated financial statements as of December 31, 2025, on March 12, 2026, the Group made an additional $1.0 million investment pursuant to the original purchase agreement. Following this investment, the Group's aggregate holding represents approximately 37.55% on a fully diluted basis.
2.	Further to Note 12(d) to the Company's annual consolidated financial statements as of December 31, 2025, after the reporting date, the first milestone was achieved, and on August 26, 2026, the Group made an additional investment of $833 pursuant to the agreement. Following this investment, the Group's aggregate holding represents approximately 14.74% on a fully diluted basis.

3.	On May 12, 2026, the Group entered into an equity financing agreement with APS Innovations LLC, the parent company of Advanced Psychiatric Management LLC, a management services organization servicing multiple mental health clinics in the greater Chicago area (collectively, "Hopemark Health" or "Hopemark"). Under the terms of the agreement, the Group made an initial investment of $1.5 million, with potential for an additional $1.5 million via milestone-based investments, for a minority position in Hopemark in the form of a preferred, annually compounding security, representing approximately 6.4% on a fully diluted basis in respect of the initial investment. The preferred security accrues an annual return of 8%, compounded annually. The agreement also provides the Group with a redemption right pursuant to which it may require the repurchase of its shares, subject to the terms of the agreement.

4.	On February 18, 2026, the Group entered into an equity financing agreement with BrainStim Health Inc. ("BrainStim"), under which it made an initial investment of $1.0 million for a minority position in BrainStim in the form of a preferred, 8% annually compounding security, representing approximately 3.66% on a fully diluted basis, with potential for an additional $1.5 million via two milestone-based investments. The BrainStim agreement also provides for one-year put and call options commencing three years from consummation of the transaction at a price based on a minimum return on the investment. The Group is entitled to appoint an observer to BrainStim's board as long as the Group holds a certain minimum number or percentage of stock and was granted certain customary minority veto rights, as well as dividend preference and liquidation preference rights.

5.	On January 22, 2026, the Group provided a $0.5 million convertible loan to Active Recovery TMS, LLC, a U.S.-based company operating in the mental health services sector. The loan is automatically convertible into the most senior class of preferred units issued in a qualified financing of at least $2.0 million, subject to the terms and conditions of the agreement. As no qualified financing was consummated by June 30, 2026, the loan bears interest at an annual rate of 6% commencing July 1, 2026. Unless earlier converted or the occurrence of any event of default, the outstanding principal and accrued interest will become due and payable on the second anniversary of the note.

6.	On October 20, 2025, the Group made an initial investment of $125 in Radial Health, Inc. ("Radial") in exchange for 42,580 Series A-1 Preferred Shares, followed by an additional investment of $125 on June 17, 2026 in exchange for 22,317 Series A-2 Preferred Shares, representing in the aggregate approximately 0.21% on a fully diluted basis as of June 30, 2026. Subsequent to the reporting date, the Group completed a further investment of $3,000 on July 15, 2026, in exchange for 535,628 Series A-2 Preferred Shares, increasing the Group's aggregate holding to approximately 1.92% on a fully diluted basis.

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BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6: CONTINGENT LIABILITIES, COMMITMENTS AND CHARGES

During the six months ended June 30, 2026, the Company repaid approximately $845 in respect of refundable projects through royalties to the Israeli Government for participation grants in research and development. During this period, no additional grants were received from the government of Israel.

NOTE 7: EQUITY

a.	Composition of share capital:

	June 30, 2026		December 31, 2025
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares
Ordinary shares of NIS 0.04 par value each	120,000,000	40,129,409	120,000,000	39,165,805

b.	Movement in share capital:

	Number of shares	NIS par value
Balance as of January 1, 2026	39,165,805	1,566,632
Vesting of RSU	60,863	2,435
Exercise of share options	902,741	36,110
Balance as of June 30, 2026	40,129,409	1,605,177

NOTE 8: SHARE BASED PAYMENT

a.	During the six months periods ended June 30, 2026 and 2025, the Company recorded expenses related to share-based payment plans to employees, directors and consultants of $1,008 and $552, respectively.

b.	The following table presents the changes in the number and weighted average exercise prices of share options, and the changes in the number of restricted shares:

		Options	Restricted shares	Total
	Number of options	Weighted average exercise price (*)	Number of Restricted shares	Number of share-based awards
Outstanding at January 1, 2026	2,229,113	$3.41	305,476	2,534,589
Granted	75,000	10.32	332,500	407,500
Exercised	(902,741)	2.10	(60,863)	(963,604)
Expired	(228,672)	3.73	—	(228,672)
Forfeited	(89,375)	4.82	(5,113)	(94,488)
Outstanding at June 30, 2026	1,083,325	$4.38	572,000	1,655,325
Exercisable at June 30, 2026	434,881	$4.09	—	434,881

(*) The exercise price of all options is denominated in NIS and was translated to USD in the table above using the exchange rate as of June 30, 2026.

The weighted average fair value of the Company’s options granted for the six months ended June 30, 2026 was estimated at $10.32 using the following assumptions:

•	Expected volatility of 49.90%

•	Risk-free interest rate of 3.83%

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BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9: ADDITIONAL INFORMATION TO THE STATEMENTS OF COMPREHENSIVE INCOME

a.	Revenues:

1.	Revenues reported in the financial statements for each group of similar products and services:

	Six months ended June 30,
	2026	2025
Revenues from sale	$23,393	$15,740
Revenues from lease	6,775	5,868
Revenues from sale related service	1,719	2,042
Revenues from other service	751	518
Total	$32,638	$24,168

2.	Revenues from major customers, each accounting for 10% or more of total revenues reported in the financial statements:

	Six months ended June 30,
	2026	2025
Customer A	27%	31%

Geographic information:

Revenues reported in the financial statements based on the location of the customers are as follows:

	Six months ended June 30,
	2026	%	2025	%
U.S.	$24,237	74	$20,336	84.1
APA	3,870	12	2,347	9.7
Other	4,531	14	1,485	6.2
	$32,638	100	$24,168	100

NOTE 10: EARNINGS PER SHARE

Number of shares and profit used in the computation of basic and diluted earnings per share:

	Six months ended June 30,
	2026		2025
	Weighted number of shares	Profit attributable to equity holders of the Company	Weighted number of shares	Profit attributable to equity holders of the Company
For the computation of basic earnings per share	39,372,417	$5,000	37,705,678	$3,134
Effect of potential dilutive ordinary shares	1,627,955	—	1,356,991	(303)

For the computation of diluted earnings per share	41,000,372	$5,000	39,062,669	$2,831

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BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11: RELATED AND INTERESTED PARTIES

During the six-month period ended June 30, 2026, the Group recognized revenues of $70 and $140 from two clinics (Clinic A and B, respectively) that are serviced by management services organizations in which Tikva holds minority investments. As an accounting matter, including due to influence considerations, we will be treating these entities as related parties, although the investment contract terms are unrelated to the revenue-generating contracts, and although the investment and revenue-generating agreements are with different Group entities. As of June 30, 2026, the trade receivable balances amounted to $135 from Clinic A. The investments in these entities are measured at fair value through profit or loss in accordance with IFRS 9.

NOTE 12: SUBSEQUENT EVENTS

1.	On July 14, 2026, the Company made a strategic minority equity investment of $3.0 million in Radial, a management services organization supporting a network of Brain Medicine clinics. The investment was made as part of Radial’s Series A financing round and is consistent with the Company’s strategy to secure minority equity positions in mental health provider networks. For more information see Note 5.B.7.

2.	On July 15, 2026, the Company entered into a strategic equity financing agreement with CM Counsel Management LLC (“Sound Minds”), a behavioral health services provider operating multiple locations in the United States. Under the terms of the agreement, the Company will invest $500 for a minority equity interest in Sound Minds in the form of a preferred, annually compounding security.

3.	On August 26, 2026, following the achievement of the first milestone under the Series A Preferred Stock Purchase Agreement with Tangient, the Group made an additional milestone investment of approximately $833. For more information see Note 5.B.3.

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